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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

FARGO ELECTRONICS, INC.
(Name of Issuer)

COMMON STOCK
$.01 PAR VALUE
(Title of Class of Securities)

30744P 10 2
(CUSIP Number)

Edward L. Kaplan
Zebra Technologies Corporation
333 Corporate Woods Parkway
Vernon Hills, IL 60061
(847) 634-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2001
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: / /

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30744P 10 2

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ZEBRA TECHNOLOGIES CORPORATION 36-6966580

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	/ /
		(b)	/x/

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER
585,000(1)

		8.	SHARED VOTING POWER
5,585,036(2)

		9.	SOLE DISPOSITIVE POWER
585,000(1)

		10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,170,036(1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.0%

14.	TYPE OF REPORTING PERSON
CO

(1)
From November 15, 2000 to November 28, 2000, Zebra acquired 585,000 shares of Fargo common stock in open market purchases.

(2)
5,585,036 shares of Fargo Electronics, Inc. ("Fargo") common stock are subject to Stockholder Agreements, dated as of July 31, 2001, by and between Zebra Technologies Corporation ("Zebra") and each of several entities affiliates with TA Associates, Inc. and St. Paul Venture Capital, Inc. and each of the executive officers and directors of Fargo (as discussed in Items 3 and 4 below). Included in this total are 331,686 shares issuable upon exercise of options that are vested or will vest within 60 days or upon a change in control of Fargo. Zebra expressly disclaims beneficial ownership of any of the shares of Fargo common stock covered by the Stockholder Agreements.

Item 1. Security and Issuer.

    This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share ("Fargo Common Stock"), of Fargo Electronics, Inc., a Delaware corporation (sometimes referred to herein as "Issuer" or "Fargo"). The principal executive offices of Fargo are located at 6533 Flying Cloud Drive, Eden Prairie, Minnesota 55344.

Item 2. Identity and Background.

    (a) The name of the person filing this statement is Zebra Technologies Corporation, a Delaware corporation ("Zebra").

    (b) The address of Zebra's principal business is 333 Corporate Woods Parkway, Vernon Hills, Illinois 60061.

    (c) Zebra is a designer, manufacturer and supporter of a broad range of direct thermal and thermal transfer bar code label printers, receipt printers, instant-issuance plastic card printers and secure identification printing systems, related accessories and support software.

    (d) Neither Zebra, nor to Zebra's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(d).

    (e) Neither Zebra, nor to Zebra's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(e).

    (f)  To Zebra's knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States, except Gerhard Cless, the Executive Vice President and Secretary and a director of Zebra, who is a citizen of Germany and a resident alien in the United States.

    Set forth on Schedule A is the name, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Zebra as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration.

    As an inducement for Zebra to enter into the Acquisition Agreement described in Item 4 and in consideration thereof, each of several entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc. and each of the executive officers and directors of Fargo (collectively, the "Stockholders") entered into Stockholder Agreements with Zebra (See Item 4). Zebra did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Stockholder Agreements. In addition, the Stockholders granted Zebra an irrevocable proxy with respect to the shares covered by the Stockholder Agreements.

    References to, and descriptions of, the Offer, the Merger, the Acquisition Agreement and the Stockholder Agreements as set forth herein are qualified in their entirety by reference to the copies of the Acquisition Agreement and the Stockholder Agreements, respectively, which are included as Exhibits 1, 2, 3 and 4 respectively, to this Schedule 13D and are incorporated herein in their entirety where such references and descriptions appear.

    In addition, from November 15, 2000 to November 28, 2000, Zebra acquired 585,000 shares of Fargo Common Stock in open market purchases for an aggregate purchase price (excluding brokerage commissions) of approximately $1,521,000 (or an average purchase price of $2.60 per share) in cash, using Zebra's existing cash resources.

Item 4. Purpose of Transaction.

    (a)-(b)  Pursuant to an Acquisition Agreement dated as of July 31, 2001 (the "Acquisition Agreement"), by and among Zebra, Rushmore Acquisition Corp., a newly formed Delaware corporation and wholly-owned subsidiary of Zebra ("Merger Sub"), and Fargo, and subject to the conditions set forth therein (including, if necessary, approval of the Merger (as defined below) by stockholders of Fargo), Merger Sub shall commence an offer (the "Offer") to purchase all of Fargo's issued and outstanding shares of Fargo Common Stock, at a price of $7.25 per share, net to each seller in cash, and Merger Sub will merge with and into Fargo, with Fargo surviving as a wholly-owned subsidiary of Zebra (the "Merger").

    As a result of the Merger, each issued and outstanding share of Fargo Common Stock, including the associated rights to purchase preferred stock, other than shares owned by Zebra, Merger Sub or Fargo or shares which have dissented from the Merger in accordance with Section 262 of the General Corporation Law of the State of Delaware (the "DGCL") and are held by holders who have properly exercised and perfected appraisal rights under Section 262 of the DGCL, shall by virtue of the Merger, and without any action on the part of the holder thereof, become and be converted into the right to receive cash in the amount of $7.25 for each whole share of Fargo Common Stock; each outstanding Existing Option (as defined in the Acquisition Agreement) then vested and exercisable (in whole or in part) will be cancelled, and each holder thereof shall receive an amount in cash equal to the product of (x) the excess, if any, of the $7.25 over the per share exercise price of such Existing Option; and (y) the number of shares with respect to which such Existing Option is then vested and exercisable; and each outstanding Existing Option not then exercisable will be terminated without the payment of any cash or other consideration.

    Each Stockholder has, by executing a Stockholder Agreement, agreed to tender in the Offer and to vote that portion of the shares of Fargo Common Stock beneficially owned by such Stockholder (with respect to each Stockholder, the "Shares") as described below.

    Pursuant to the Stockholder Agreements, each Stockholder has agreed to tender, pursuant to and in accordance with the terms of the Offer, the Shares. In addition, each Stockholder has agreed, at every Fargo stockholders meeting and on every action or approval by written consent instead of a meeting, to cause the Shares to be voted (i) in favor of approval of the Acquisition Agreement, the Offer and the Merger, (ii) against any action or agreement that would result in the breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Fargo under the Acquisition Agreement and (iii) against the following actions: (A) any Acquisition Proposal (as defined in the Acquisition Agreement) or any extraordinary corporate action or (B)(1) any change in a majority of the persons who constitute the Board of Directors of Fargo, (2) any change in the capitalization of Fargo or amendment to Fargo's Certificate of Incorporation or By-laws, (3) any material change in Fargo's corporate structure or business or (4) any other action intended, or that could reasonably be expected to frustrate the purposes of, or prevent or delay the consummation of the Offer, the Merger or any of the transactions contemplated by the Stockholder Agreements or the Acquisition Agreement. The Stockholder may vote the Shares on all other matters. The Stockholder Agreements terminate upon the earlier of (i) the termination of the Acquisition Agreement or (ii) the effective time of the Merger. As part of the Stockholder Agreements, each Stockholder delivered an irrevocable proxy to Zebra granting it the right to vote his, her or its shares of Fargo Common Stock in the manner similar to the obligations of each Stockholder under the Stockholder Agreements described above if such stockholder does not so vote his, her or its shares.

    Under the Stockholder Agreements entered into by each of the affiliates of TA Associates, Inc. (collectively, "TA") and the affiliates of St. Paul Venture Capital, Inc. (collectively, "St. Paul"), if a termination fee becomes payable by Fargo pursuant to Section 9.3 of the Acquisition Agreement and in any such case, a transaction contemplated by a Superior Proposal is consummated within twelve (12)

months after such termination, each of TA and St. Paul must pay Zebra an amount in cash equal to fifty percent (50%) of the excess of (A) the product of (x)(1) the gross amount of any cash, plus the fair market value of any other consideration, received by it for each of its shares in such transaction, minus (ii) $7.25 and (y) the number of its shares held of record or beneficially owned by it at the time the consideration is paid, over (B) the amount of any expenses (which shall not include any taxes) incurred by it directly in connection with such transaction.

    The purpose of the transactions under the Stockholder Agreements is to enable Zebra and Fargo to consummate the transactions contemplated by the Acquisition Agreement.

    (c) Not applicable.

    (d) Upon the purchase of and payment for not less than a majority of the issued and outstanding shares of Fargo Common Stock on a fully diluted basis by Zebra or Merger Sub pursuant to the Offer, Zebra will be entitled to designate for appointment or election to Fargo's then existing Board of Directors, such number of directors of Fargo, rounded up to the next whole number, such that the percentage of its designees on the Fargo Board of Directors shall equal the percentage of the outstanding shares of Fargo Common Stock owned of record by Zebra and Merger Sub. Until the Merger has become effective, Fargo's Board of Directors shall consist of at least two directors who were directors of Fargo on the date of the Acquisition Agreement and who are not officers of Fargo. It is anticipated that, immediately upon consummation of the Merger, the directors and officers of the Surviving Corporation shall be the current directors of Merger Sub and the current officers of Fargo.

    (e) Other than as a result of the Merger described in Item 3 above, not applicable.

    (f)  Not applicable.

    (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Merger shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and Delaware Law; provided, however, that the name of the Surviving Corporation will be Fargo Electronics, Inc. Upon consummation of the Merger, the By-Laws of Merger Sub as in effect immediately prior to the Merger shall be the By-Laws of the Surviving Corporation until thereafter amended in accordance with their terms and Delaware Law.

    (h)-(i)  If the Merger is consummated as planned, the Fargo Common Stock will be deregistered under the Act and cease to be listed on the Nasdaq National Market.

    (j)  Other than described above, Zebra currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Zebra reserves the right to develop such plans).

    References to, and descriptions of, the Acquisition Agreement and the Stockholder Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Acquisition Agreement and the Stockholder Agreements, respectively, which are included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

    (a)-(b)  Zebra beneficially owns 585,000 shares of Fargo Common Stock. In addition, as a result of the Stockholder Agreements, Zebra may be deemed to be the beneficial owner of an additional 5,585,036 shares of Fargo Common Stock, which includes 331,686 shares issuable upon exercise of options that are vested or will vest within 60 days or upon a change in control of Fargo. Accordingly, based on the number of shares of Fargo common stock outstanding as of July 31, 2001 (as represented by Fargo in the Acquisition Agreement discussed in Items 3 and 4), the total of 6,170,036 shares of

Fargo Common Stock that Zebra may be deemed to beneficially own constitute approximately 51.0% of the Fargo Common Stock plus the common stock to be issued upon exercise of the above mentioned options. However, although Zebra may be deemed to have the shared power to vote the shares subject to the Stockholder Agreements with respect to those matters described above, Zebra (i) is not entitled to any rights as a stockholder of Fargo as to such shares, (ii) disclaims any beneficial ownership of such shares, and (iii) does not have the power to dispose of such shares.

    (c) To the knowledge of Zebra, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

    (d) To the knowledge of Zebra, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    Other than the Acquisition Agreement and the Stockholder Agreements to the knowledge of Zebra, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Fargo, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits.

    The following documents are filed as exhibits:

  1.
  Acquisition Agreement, dated as of July 31, 2001, by and among Zebra Technologies Corporation, Rushmore Acquisition Corp. and Fargo Electronics, Inc.

  2.
  Form of Stockholder Agreement, dated as of July 31, 2001, by and between Zebra Technologies Corporation and each of certain entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc.

  3.
  Form of Stockholder Agreement, dated as of July 31, 2001, by and between Zebra Technologies Corporation and each of the executive officers and directors of Fargo Electronics, Inc.

SIGNATURE

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2001

ZEBRA TECHNOLOGIES CORPORATION

By:	/s/ EDWARD L. KAPLAN
Name:	Edward L. Kaplan
Title:	Chief Executive Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF
ZEBRA TECHNOLOGIES CORPORATION

    The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Zebra. Except as indicated below, the business address of each such person is Zebra Technologies Corporation, 333 Corporate Woods Parkway, Vernon Hills, Illinois 60061.

EXECUTIVE OFFICERS

Name and Business Address	Title
Gerhard Cless	Executive Vice President, Secretary and Director
Edward L. Kaplan	Chairman of the Board and Chief Executive Officer
Charles E. Turnbull	President
John H. Kindsvater	Senior Vice President, Business Development
Charles R. Whitchurch	Chief Financial Officer and Treasurer
Veraje Anjargolian	Vice President, Card Printer Business Unit
Todd R. Naughton	Vice President and Controller
Michael T. Edicola	Vice President, Human Resources

OTHER
DIRECTORS

Name and Business Address	Present Principal Occupation
Christopher G. Knowles	Retired
David P. Riley	Retired
Donald K. Skinner Ceryx Inc. 1051 Crestview Avenue Camarillo, California 93010	President, Chief Executive Officer and Chairman of Ceryx Inc.
Michael A. Smith FireVision, L.L.C. 900 North Lake Shore Drive Suite 1611 Chicago, Illinois 60611	Chairman and Chief Executive Officer of FireVision, L.L.C.

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SCHEDULE 13D
  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Materials to Be Filed as Exhibits.
SIGNATURE
SCHEDULE A